BB

06003906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

MR

SEC FILE NUMBER
8- 31508

3/9

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street
(No. and Street)

Feasterville (City) PA (State) 19053-7817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar D. Mock, III (215) 322-7670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

1427 Chew Street (Address) Allentown (City) PA (State) (Zip Code)

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

RECEIVED
FEB 2 8 2006
WASH D.C. 203 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 4/20

OATH OR AFFIRMATION

I, Edgar D. Mock, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Management Advisory, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Dorothy Lynn Steiner, Notary Public
Lower Southampton Twp., Bucks County
My Commission Expires Apr. 22, 2008
Member, Pennsylvania Association of Notaries

Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

Stockholders of
Money Management Advisory, Inc.:

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Allentown, Pennsylvania
February 1, 2006

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
CASH	$ 23,484
COMMISSIONS RECEIVABLE	93,828
OTHER RECEIVABLES	7,713
PREPAID EXPENSE	9,825
OTHER ASSETS	5,000
PROPERTY AND EQUIPMENT, NET	12,063
TOTAL	$ 151,913
LIABILITIES AND STOCKHOLDERS' EQUITY	
COMMISSIONS PAYABLE	25,949
ACCOUNTS PAYABLE	12,010
OTHER LIABILITIES	3,117
Total liabilities	41,076
STOCKHOLDERS' EQUITY	110,837
TOTAL	$ 151,913

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$637,957
Total revenues	637,957
EXPENSES:	
Advertising	11,902
Auto	6,035
Bank Charges	1,525
Commission	274,246
Computer	9,053
Depreciation	6,372
Dues and supscriptions	2,056
Education	8,576
Equipment rental	4,032
Insurance	38,407
Interest	154
Legal and accounting	15,090
Licenses and fees	16,001
Maintenance and repairs	11,677
Office	8,591
Penalties	101
Postage	10,145
Printing	2,732
Professional fees	3,044
Rent	48,000
Salaries - office	82,361
Taxes - payroll	7,059
Taxes - other	5,988
Telephone	11,535
Travel and entertainment	9,024
Utilities	15,461
Total expenses	609,167
NET INCOME	$ 28,790

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK			
	SHARES (a)	AMOUNT	RETAINED EARNINGS	TOTAL
BALANCES, DECEMBER 31, 2004	2,000	$15,100	$ 79,336	$ 94,436
NET INCOME		-	28,790	28,790
DISTRIBUTIONS		-	(12,389)	(12,389)
BALANCES, DECEMBER 31, 2005	2,000	$15,100	$ 95,737	$ 110,837

(a) Authorized 2,000 shares, no par value.

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$28,790
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,372
Changes in assets and liabilities:	
Commissions receivable	(1,460)
Other receivables	6,564
Prepaid expense	(1,375)
Other assets	(5,000)
Commissions payable	7,034
Accounts payable	(6,695)
Other liabilities	1,009
Total adjustments	6,449
Net cash provided by operating activities	35,239
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholders	(12,389)
Net cash used in financing activities	(12,389)
NET INCREASE IN CASH	22,850
CASH, BEGINNING	634
CASH, ENDING	$23,484
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,	
Interest paid	$ 154

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Money Management Advisory, Inc. (the "Company") operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and various states. The Company also sells life insurance policies and annuities to individuals primarily in the eastern United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

COMMISSIONS RECEIVABLE

Commissions receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon periodic review of individual accounts. Commissions receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

COMMISSION INCOME AND EXPENSES

Commission income and expenses on securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expense was $11,902.

INCOME TAXES

The Company and its stockholders elected to be taxed as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been recorded for federal and state income taxes; as such liabilities are personal liabilities of the Company's stockholders.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

DESCRIPTION	COST	LESS ACCUMULATED DEPRECIATION	NET
Building improvements	$ 17,546	$11,998	$ 5,548
Equipment	19,364	16,264	3,100
Furniture and fixtures	13,466	10,051	3,415
Vehicles	21,500	21,500	-
Total	$71,876	$59,813	$12,063

3. COMMISSIONS RECEIVABLE

The Company utilizes the services of mutual fund companies to execute securities transactions for the Company's customers. The Company is paid commissions by the mutual fund companies for all transactions executed on behalf of the Company's customers. The Company has commissions receivable from the mutual fund companies of $93,828.

4. OPERATING LEASES

The Company has various lease agreements for office equipment, with terms from two to four years. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following:

YEAR ENDING DECEMBER 31:	
2006	$2,742
2007	2,658
Total minimum lease payments	$5,401

Lease expense was $3,195.

5. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a stockholder. The lease expires on June 30, 2009. The minimum annual rentals are as follows:

YEAR ENDING DECEMBER 31	
2006	$ 48,000
2007	48,000
2008	48,000
2009	24,000
Total	$168,000

Rent can be increased based on the consumer price index at the will of the lessor. Rent expense was $48,000.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $27,360, which was $22,360 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.501 to 1 at December 31, 2005.

7. PENSION PLAN

The Company sponsors a simplified employee pension plan covering substantially all of its employees. Participants are permitted, to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute a percentage of the participant's salary. The Company did not contribute to the plan during 2005.

8. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be subject to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company maintains substantially all of its cash balance with a local financial institution. The Federal Deposit Insurance Corporation insures the cash balance to $100,000.

MONEY MANAGEMENT ADVISORY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 110,837
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Commissions receivable	51,000
Other receivables	5,589
Prepaid expense	9,825
Other assets	5,000
Property and equipment	12,063
Total nonallowable assets	83,477
NET CAPITAL	$ 27,360

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Commissions payable	$ 25,949
Accounts payable	12,010
Other liabilities	3,117
TOTAL AGGREGATE INDEBTEDNESS	$ 41,076

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 2,740
REQUIRED CAPITAL	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 22,360
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.501 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 27,663
Net audit adjustments	(303)
NET CAPITAL, PER ABOVE	$ 27,360

See Notes to Financial Statements

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders of
Money Management Advisory, Inc.:

In planning and performing our audit of the financial statements and additional information of Money Management Advisory, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Allentown, Pennsylvania
February 1, 2006

Money Management Advisory, Inc.

Financial Statements
For the Year Ended
December 31, 2005
&
Independent Auditors' Report
&
Additional Information